UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 0-19582

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLD DOMINION 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Dominion Freight Line, Inc.

500 Old Dominion Way

Thomasville, NC 27360

Note: The Old Dominion 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2008 have been prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Old Dominion 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Old Dominion 401(k) Retirement Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our 2008 audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and our 2007 audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Old Dominion 401(k) Retirement Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes PLLC

October 26, 2009

OLD DOMINION 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS

Investments, at fair value:
Mutual funds	$106,824,900	$139,069,565
Common collective trust funds	30,806,477	25,586,576
Common stock	19,289,927	16,358,405
Self-directed brokerage accounts	721,814	613,445
Participant loans	18,377,731	16,045,538

Total investments, at fair value	176,020,849	197,673,529

Receivables:
Participant contributions	—	461,699

Employer contributions	1,433,010	2,508,908

Total receivables	1,433,010	2,970,607

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	177,453,859	200,644,136

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,518,466	365,670

NET ASSETS AVAILABLE FOR BENEFITS	$180,972,325	$201,009,806

The accompanying notes are an integral part of these financial statements.

OLD DOMINION 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends income	$1,528,686
Contributions:
Participant contributions	25,225,569
Employer contributions	6,567,999
Rollover contributions	1,457,108

Total contributions	33,250,676

Total additions	34,779,362

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	37,898,658
Benefits paid to participants	16,523,842
Administrative fees	394,343

Total deductions	54,816,843

Net decrease	(20,037,481)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	201,009,806

End of year	$180,972,325

The accompanying notes are an integral part of these financial statements.

OLD DOMINION 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN

The following description of the Old Dominion 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Old Dominion Freight Line, Inc. (the “Company”) who have completed thirty days of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute from 1% up to 60% of pretax annual compensation as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year and have contributed the maximum allowable pretax contribution are also eligible to make catch-up contributions up to a maximum of $5,000 for 2008. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes 30% of the first 6% of base compensation that a participant contributes to the Plan. To be eligible to receive this matching contribution, participants must have completed six months of service. Additional employer contributions may be made at the discretion of the Company’s board of directors. Only participants who have completed six months of service and were actively employed and participating in the Plan on the last day of the Plan year are eligible to share in the Company discretionary contributions for the year. During the Plan year ended December 31, 2008, the Company contributed an additional $1,433,010 as discretionary contributions.

Investment Options

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, common collective trust funds, Company common stock and a self-directed brokerage account as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are based on participants’ compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of the participants’ accounts plus actual earnings thereon is based on years of continuous service based on the following schedule:

OLD DOMINION 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of prime, as published by the Wall Street Journal on the first business day of the month immediately preceding the month in which the loan is issued, plus 2%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the vested value of his or her account in an annuity, a lump-sum distribution or any other method acceptable to the trustee. For termination of service for other reasons, a participant may receive the vested value of his or her account as a lump-sum distribution or may elect, subject to minimum balances as defined by the Plan document, to leave the vested portion of the account with the Plan.

Forfeited Accounts

At December 31, 2008 and 2007, forfeited non-vested accounts totaled $244,562 and $175,509, respectively. These accounts will be used to reduce future employer contributions. Forfeitures of $316,000 were used to reduce employer contributions during the year ended December 31, 2008.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America. Certain items in the 2007 financial statements have been reclassified to conform to the 2008 presentation.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

OLD DOMINION 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See the “Adoption of New Accounting Pronouncement” disclosure below for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided in the Plan document. Certain administrative functions are performed by the employees of the Company. No such employee receives compensation from the Plan.

Adoption of New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. The Plan adopted this standard on January 1, 2008. SFAS No. 157 expands information about the extent to which the Plan measures assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value.

SFAS No. 157 establishes a three-level fair value hierarchy that may be used to prioritize the inputs used to estimate fair value. The three levels of inputs are:

Level 1:	Quoted prices in active markets for identical assets or liabilities;

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation; and

Level 3:	Unobservable inputs used to the extent that observable inputs are unavailable, which typically reflect the Plan’s assumptions of the assumptions that would be used by market participants in pricing the asset or liability.

OLD DOMINION 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

Financial assets measured at fair value on a recurring basis, as of December 31, 2008, are listed below and are categorized by level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Fair Value at December 31, 2008

Financial Assets:

Mutual funds(1)	$106,824,900	$—	$—	$106,824,900

Common collective trust funds(2)	—	30,806,477	—	30,806,477

Old Dominion Freight Line, Inc. Common Stock(3)	19,289,927	—	—	19,289,927

Self-directed brokerage accounts(4)	721,814	—	—	721,814

Participant loans(5)	—	—	18,377,731	18,377,731

Total	$126,836,641	$30,806,477	$18,377,731	$176,020,849

(1)	Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.
(2)	Common collective trust investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market.
(3)	Common stock is valued at the closing price reported on the active market on which the individual security is traded.
(4)	Self-directed brokerage accounts may include mutual funds, equities or certain fixed-income securities. These investments are valued by the administrator of the fund based on quoted market prices.
(5)	Loans to participants are valued at their outstanding balances, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

OLD DOMINION 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Year Ended December 31, 2008
Participant Loans

Balance, December 31, 2007	$16,045,538

Issuances and settlements, net	2,332,193

Balance, December 31, 2008	$18,377,731

NOTE 3. INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits stated at fair value at December 31, 2008 and 2007:

	2008	2007

JPMorgan Chase Stable Asset Income Fund	$30,806,477	$25,586,576
American Funds EuroPacific Growth Fund	22,199,775	31,616,730
American Century Income and Growth Fund	21,263,290	28,125,837
PIMCO Total Return Fund	19,952,046	14,032,728
Old Dominion Freight Line, Inc. Common Stock	19,289,927	16,358,405
Jennison Growth-A	9,749,202	19,313,150
American Century Strategic Allocation Moderate Fund	9,620,755	12,249,622
American Century Value Fund	**	13,166,207
Participant loans	18,377,731	16,045,538

**	Represents less than 5%.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2008

Mutual funds	$(43,833,830)
Common collective trust funds	1,351,519
Old Dominion Freight Line, Inc. Common Stock	4,855,773
Self-directed brokerage accounts	(272,120)

$(37,898,658)

NOTE 4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a common and collective trust fund managed by J.P. Morgan Chase Bank, N.A. (“JPMorgan”). JPMorgan is the trustee, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and trustee services were $387,280 for the year ended December 31, 2008.

Plan investments also include shares of the Company’s common stock. Transactions in the Company’s common stock also qualify as exempt party-in-interest transactions.

OLD DOMINION 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

NOTE 5. FEDERAL INCOME TAX STATUS

The Plan is a non-standardized profit sharing/401(k) prototype plan sponsored by J.P. Morgan Investment Management, Inc. The Plan was previously sponsored by American Century Investment Services, Inc. (“American Century”) until J.P. Morgan Investment Management, Inc. acquired American Century’s retirement plan services business in 2003. The Internal Revenue Service has determined and informed American Century by an opinion letter dated May 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500 at December 31, 2008 and 2007:

	December 31,
	2008	2007

Net assets per financial statements	$180,972,325	$201,009,806
Difference in deemed defaulted loans	(816,559)	(723,081)

Net assets available for benefits	$180,155,766	$200,286,725

The following is a reconciliation of decrease in net assets per the financial statements to the Form 5500 for the year ended December 31, 2008:

Decrease in net assets per the financial statements	$(20,037,481)
Current year deemed defaulted loans	(152,345)
Interest on deemed defaulted loans	(69,706)
Prior year deemed defaulted loans – paid through termination	128,573

Decrease in net assets per the Form 5500	$(20,130,959)

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would be 100% vested in Company contributions.

SUPPLEMENTAL SCHEDULE

OLD DOMINION 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 56-0751714

PLAN NUMBER 002

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value

	American Century	Income and Growth Fund		$21,263,290
	American Century	Value Fund		8,129,077
	American Century	Strategic Allocation Conservative Fund		2,272,535
	American Century	Strategic Allocation Moderate Fund		9,620,755
	American Century	Strategic Allocation Aggressive Fund		5,207,864
	American Funds	EuroPacific Growth Fund		22,199,775
	American Century	Brokerage		721,814
	PIMCO	Total Return		19,952,046
	Jennison	Growth – A		9,749,202
*	JPMorgan Chase	Stable Asset Income Fund		34,324,943
	Royce	Premier – Service Fund		8,430,356
*	Old Dominion Freight Line, Inc.	Common Stock		19,289,927
*	Participant Loans	6% - 12%, maturing through November 2018		17,561,172

				$178,722,756

*	Indicates party-in-interest, as defined by ERISA.
**	Cost information omitted for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Old Dominion 401(k) Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Old Dominion 401(k) Retirement Plan
(name of plan)

DATE: October 27, 2009	/s/ J. Wes Frye
J. Wes Frye
Chairman, Old Dominion 401(k) Retirement Plan Committee

EXHIBIT INDEX

TO ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm